UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: November 29, 2022	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Sr. Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated November 25, 2022 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) regarding Declaration of voting results in respect of resolution passed at the meeting of the equity shareholders (which includes public shareholders) of HDFC Bank Limited (“the Bank”) convened on November 25, 2022, pursuant to the order dated October 14, 2022 passed by the Hon’ble National Company Law Tribunal, Mumbai Bench (“NCLT”).

November 25, 2022

New York Stock Exchange

11, Wall Street,

New York,

NY 10005, USA

Ref:

Declaration of voting results in respect of resolution passed at the meeting of the equity shareholders (which includes public shareholders) of HDFC Bank Limited (“the Bank”) convened on November 25, 2022, pursuant to the order dated October 14, 2022 passed by the Hon’ble National Company Law Tribunal, Mumbai Bench (“NCLT”); and

Declaration of Voting Results pursuant to Master Circular No. SEBI/HO/CFD/DIL1/CIR/P/2021/0000000665 dated November 23, 2021 issued by the Securities and Exchange Board of India (“SEBI Circular”) in respect of the resolution passed by the public shareholders of the Bank.

This is in connection with our letter dated October 14, 2022 informing that the NCLT convened meeting of the equity shareholders (which includes public shareholders) (“NCLT Convened Meeting”) of the Bank is scheduled to be held on Friday, November 25, 2022, at 2:30 p.m. (1430 hours) IST and subsequently vide our letter dated October 17, 2022, we had also submitted a copy of the notice of the said meeting along with the explanatory statement and other annexures.

In this connection, we wish to inform you that the NCLT Convened Meeting was held on November 25, 2022, at 2:30 p.m. (1430 hours) IST through video conference for considering and approving the composite scheme of amalgamation for the amalgamation of: (i) HDFC Investments Limited and HDFC Holdings Limited, with and into the Housing Development Finance Corporation Limited (“HDFC Limited”) and (ii) HDFC Limited with and into the Bank, and their respective shareholders and creditors, under Sections 230 to 232 of the Companies Act, 2013, the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016 and other rules and regulations framed thereunder.

In this connection and as required under the Listing Regulations, the applicable provisions of the Companies Act, 2013 and SEBI Circular, we submit the following:

1.	Summary of the proceedings of the NCLT Convened Meeting, enclosed as Annexure I;

2.	Combined e-voting results in respect of the equity shareholders (which includes public shareholders) of the Bank in the prescribed format, enclosed as Annexure II;

3.	Combined e-voting results in respect of the public shareholders of the Bank in the prescribed format, enclosed as Annexure III;

4.

Report on combined e-voting results dated November 25, 2022 issued by the Scrutinizer i.e. Mr. Dhawal Gadda, Practicing Company Secretary, in respect of the equity shareholders (which includes public shareholders) of the Bank, enclosed as Annexure IV; and

5.

Report on combined e-voting results dated November 25, 2022 issued by the Scrutinizer i.e. Mr. Dhawal Gadda, Practicing Company Secretary, in respect of the public shareholders of the Bank, enclosed as Annexure V.

The resolution approving the Scheme was passed by requisite majority of the equity shareholders (which includes public shareholders) representing three-fourth in value of the equity shareholders (which includes Public Shareholders) of the Bank voting through remote e-voting and e-voting during the meeting, in terms of the provisions of Sections 230-232 of the Companies Act, 2013.

The resolution approving the Scheme was passed by the requisite majority of the Public Shareholders of the Bank, voting through remote e-voting and e-voting during the meeting, as required under the SEBI Circular.

You are requested to kindly take the above documents on record.

Thanking you,

Yours Truly,

For HDFC Bank Ltd

Sd/-

Santosh Haldankar

Sr. Vice President (Legal) & Company Secretary

Encl: a/a.

Annexure I

Summary of the proceedings of the NCLT Convened Meeting

A meeting of the equity shareholders (including public shareholders) of HDFC Bank Limited (“the Bank”) convened by the Hon’ble National Company Law Tribunal, Mumbai Bench(“NCLT”) was held on Friday, November 25, 2022, at 2:30 p.m. (1430 hours) IST (“NCLT Convened Meeting”) for approving the composite scheme of amalgamation for the amalgamation of: (i) HDFC Investments Limited and HDFC Holdings Limited, with and into the Housing Development Finance Corporation Limited (“HDFC Limited”) and (ii) HDFC Limited with and into the Bank, and their respective shareholders and creditors, under Sections 230 to 232 of the Companies Act, 2013, the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016 and other rules and regulations framed thereunder (“the Scheme”) through Video Conference facility (“VC”) in compliance with the applicable laws including relevant circulars issued by the Ministry of Corporate Affairs, the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and applicable provisions of the Companies Act, 2013 and the rules made thereunder.

146 Equity Shareholders attended the NCLT Convened Meeting through VC. The requisite quorum being present through VC at 2:30 p.m., Mr. Santosh Haldankar welcomed the equity shareholders to the NCLT convened meeting. He then invited Mr. Gautam Doshi, Chartered Accountant, Chairperson of the NCLT Convened Meeting (appointed as such by the Hon’ble NCLT) to commence the proceedings of the NCLT Convened Meeting. Mr. Gautam Doshi confirmed that the Bank had taken adequate steps and all efforts feasible, to enable equity shareholders to participate and vote on the resolutions considered at the NCLT Convened Meeting.

Mr. Doshi then confirmed that all the Directors of the Bank, except Mrs. Lily Vadera, were present at the NCLT Convened Meeting. He further confirmed that certain members of senior management, the Company Secretary, legal and transaction counsels and representatives of the joint statutory auditors and secretarial auditors, who were also invited to participate in the proceedings of the meeting, participated through VC.

Mr. Doshi informed that the Bank had provided facility of remote e-voting to its equity shareholders (including public shareholders) from Tuesday, November 22, 2022, which commenced from 9:00 a.m. (0900 hours) IST to Thursday, November 24, 2022 till 5:00 p.m. (1700 hours) IST.

Mr. Doshi thereafter informed that the Bank had facilitated the equity shareholders (which includes Public Shareholders) to participate at the said meeting through the VC provided by National Securities Depository Limited (“NSDL”) and that the requisite documents were available for inspection by the equity shareholders till the conclusion of the meeting.

Mr. Doshi then invited queries from the equity shareholders on the said business.

Thereafter, Mr. Doshi invited Mr. Atanu Chakraborty, Chairman and Independent Director of the Bank and Mr. Sashidhar Jagdishan, Managing Director and Chief Executive Officer of the Bank to respond to the said queries.

Mr. Chakraborty and Mr. Jagdishan provided detailed responses to all the queries raised by the equity shareholders.

Mr. Doshi thereafter concluded the proceedings by placing on record his gratitude to all the equity shareholders (including public shareholders) of the Bank for co-operating with him in the smooth conduct of the meeting. Thereafter, he informed that the equity shareholders who had not cast their vote through the remote e-voting, may cast their vote through the e-voting platform provided by NSDL within next 30 minutes i.e., up to 4:34 p.m. (1634 hours) IST. The NCLT Convened Meeting, accordingly, was concluded at 4:34 p.m. (1634 hours) IST.

The resolution for approval of the Scheme as set out in the Notice dated October 17, 2022, convening the NCLT Convened Meeting was transacted through e-voting (remote e-voting and e-voting during the NCLT Convened Meeting) and was passed through requisite statutory majority as prescribed under the provisions of the Companies Act, 2013 and the SEBI Circular.

Classification - Public

HDFC BANK LIMITED

Combined e-Voting results in respect of the equity shareholders (including public shareholder) of the Bank

HDFC BANK LTD - NCLT Convened Meeting Date 25th November, 2022

Date of the NCLT Convened Meeting	25th November, 2022

Total number of shareholders on record date	2,393,804

No. of Shareholders present in the meeting either in person or through proxy
Promoters and Promoter Group:	Not Applicable
Public:	Not Applicable

No. of Shareholders attended the meeting through Video Conferencing
Promoters and Promoter Group:	0
Public:	146

Resolution required: (Ordinary/Special)	Special (01) : Approval of Composite Scheme of Amalgamation among HDFC Investments Limited (the “Transferor Company 1”) and HDFC Holdings Limited (the “Transferor Company 2”) and Housing Development Finance Corporation Limited (the “Transferee Company/Amalgamating Company”) and HDFC Bank Limited (the “Amalgamated Company) and their respective Shareholders and Creditors.

Whether promoter/ promoter group are interested in the agenda/resolution?	YES

Category	Mode of Voting	No. of shares held #	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		1,164,625,834	100.000	1,164,625,834	—	100.000	—
	Poll		—	—	—	—	—	—
	Postal Ballot (If Applicable)		—	—	—	—	—	—
	Total	1,164,625,834	1,164,625,834	100.000	1,164,625,834	—	100.000	—
Public - Institutions	E-Voting		2,544,346,494	93.027	2,532,437,970	11,908,524	99.532	0.468
	Poll		—	—	—	—	—	—
	Postal Ballot (If Applicable)		—	—	—	—	—	—
	Total	2,735,049,461	2,544,346,494	93.027	2,532,437,970	11,908,524	99.532	0.468
Public - Non Institutions	E-Voting		47,666,426	7.471	47,577,440	88,986	99.813	0.187
	Poll		—	—	—	—	—	—
	Postal Ballot (If Applicable)		—	—	—	—	—	—
	Total	637,982,650	47,666,426	7.471	47,577,440	88,986	99.813	0.187
Total		4,537,657,945	3,756,638,754	82.788	3,744,641,244	11,997,510	99.681	0.319

# - The total no of Shares does not include underlying equity shares held by ADR Holders who do not have voting rights and equity shares lying to the credit of Unclaimed Suspense Account, Investor Education and Protection Fund and Stop Cases in respect of which voting rights have been frozen.

Classification - Public

Classification - Public

HDFC BANK LIMITED

Combined e-Voting results in respect of the Public Shareholders of the Bank

HDFC BANK LTD - NCLT Convened Meeting Dated 25th November, 2022

Date of the NCLT Convened Meeting	25th November, 2022

Total number of public shareholders on record date	23,93,801

No. of Shareholders present in the meeting either in person or through proxy
Promoters and Promoter Group:	Not Applicable
Public:	Not Applicable

No. of Shareholders attended the meeting through Video Conferencing
Promoters and Promoter Group:	0
Public:	146

Resolution required: (Ordinary/Special)	Special (01) : Approval of Composite Scheme of Amalgamation among HDFC Investments Limited (the “Transferor Company 1”) and HDFC Holdings Limited (the “Transferor Company 2”) and Housing Development Finance Corporation Limited (the “Transferee Company/Amalgamating Company”) and HDFC Bank Limited (the “Amalgamated Company) and their respective Shareholders and Creditors.

Whether promoter/ promoter group are interested in the agenda/resolution?	YES

Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes In favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		—	—	—	—	—	—
	Poll		—	—	—	—	—	—
	Postal Ballot (If Applicable)		—	—	—	—	—	—
	Total	0	—	—	—	—	—	—
Public - Institutions	E-Voting		2,544,346,494	93.027	2,532,437,970	11,908,524	99.532	0.468
	Poll		—	—	—	—	—	—
	Postal Ballot (If Applicable)		—	—	—	—	—	—
	Total	2735049461	2,544,346,494	93.027	2,532,437,970	11,908,524	99.532	0.468
Public - Non Institutions	E-Voting		47,666,426	7.471	47,577,440	88,986	99.813	0.187
	Poll		—	—	—	—	—	—
	Postal Ballot (If Applicable)		—	—	—	—	—	—
	Total	637982650	47,666,426	7.471	47,577,440	88,986	99.813	0.187
Total		3373032111	2,592,012,920	76.845	2,580,015,410	11,997,510	99.537	0.463

# - The total no of Shares does not include underlying equity shares held by ADR Holders who do not have voting rights and equity shares lying to the credit of Unclaimed Suspense Account, Investor Education and Protection Fund and Stop Cases in respect of which voting rights have been frozen.

Classification - Public

FORM No. MGT-13

Report of Scrutinizer(s)

[Pursuant to Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 and Regulation 44 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with amendments made thereto]

To,

Mr. Gautam Doshi,

Chartered Accountant,

Chairman appointed for the Meeting of Equity Shareholders of HDFC Bank Limited (hereinafter referred to as the “Bank” / “Applicant Company”) (CIN: -L65920MH1994PLC080618) convened pursuant to the order dated October 14, 2022 passed by the Hon’ble National Company Law Tribunal, Mumbai Bench, Mumbai (“NCLT”) in Company Scheme Application No.200 of 2022.

Report of Scrutinizer on remote e-voting process and e-voting by the equity Shareholders conducted during the NCLT convened Meeting of Equity Shareholders of the Bank held on Friday, November 25, 2022, at 02:30 p.m. (1430 hours) IST through Two-way Video Conference (‘VC’) (hereinafter the referred to as “Meeting”).

Ref:- Composite Scheme of Amalgamation among HDFC Investments Limited and HDFC Holdings Limited and Housing Development Finance Corporation Limited (“HDFC Limited”) and the Bank and their respective Shareholders and Creditors (“Scheme”) pursuant to the provisions of Section 230-232 of the Companies Act, 2013 (“Companies Act”) and the other applicable provisions thereof and applicable rules thereunder.

Dear Sir,

I, Dhawal Gadda, proprietor of Dhawal Gadda & Co., Company Secretaries, have been appointed by the Hon’ble NCLT vide its Order dated October 14, 2022 (“Order”) as Scrutinizer for the purpose of scrutinizing the remote e-voting including e-voting during the Meeting and ascertaining the requisite majority on e-voting carried out as per Section 108 of the Companies Act, read with Rule 20 of the Companies (Management and Administration) Rules, 2014 (“the Rules”) and Regulation 44 of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), read with amendments made thereto on the business set out in the notice dated October 17, 2022 (“the Notice”) convening the Meeting for the purpose of considering the Scheme and approving it.

I hereby submit my consolidated report as follows:

The Bank has availed facility of e-voting (which includes remote e-voting and e-voting during the Meeting of Equity Shareholders) from National Securities Depository Limited (“NSDL”)

Address: B304, 3rd Floor, Eastern Business District, LBS Marg, Bhandup W, Mumbai - 400078

Email id: info@dgcs.co.in Mob: 8080452228

1. Remote e-voting

1.1

The Bank had provided the remote e-voting facility to the equity shareholders of the Bank through NSDL. The Bank had uploaded the Notice along with other particulars containing the business to be transacted on the website of the Bank and NSDL and also on the website of the stock exchanges i.e. BSE Limited and National Stock Exchange of India Limited, to facilitate its equity shareholders to cast their vote through remote e-voting.

1.2

The voting period for remote e-voting commenced on Tuesday, November 22, 2022, at 9.00 a.m. (0900 hours) IST and ended on Thursday, November 24, 2022, at 5.00 p.m. (1700 hours) IST. The remote e-voting module was disabled by NSDL for voting thereafter.

1.3

The Notice containing the detailed procedure to be followed by the equity shareholders who were desirous of casting their votes electronically as provided under Rule 20 of the Rules read with amendments thereto and MCA circulars were sent to all the equity shareholders whose names were appearing in the register of members/list of beneficial owners as on Friday, September 30, 2022 (i) through electronic mode to those equity shareholders whose e-mail addresses are registered with Datamatics Business Solutions Private Limited (hereinafter referred to as “Datamatics”), Registrar and Share Transfer Agent of the Bank and/or the concerned depositories; and (ii) through speed post/registered post/ air mail, physically, to those equity shareholders who have not registered their e-mail addresses with Datamtics and/or the concerned depositories.

1.4

Pursuant to the Order, the Bank has advertised the Notice in the manner and form directed by the Hon’ble Tribunal, in one issue each of Business Standard (All editions) in the English language and Marathi translation thereof in Navshakti (Mumbai Edition) on October 22, 2022. Additionally, in compliance with the Master Direction – Amalgamation of Private Sector Banks, Directions, 2016 issued by the RBI, the Bank has issued newspaper advertisements once in a week for three consecutive weeks in Mumbai edition of the Business Standard in the English language and Marathi translation thereof in Navshakti on October 29, 2022; November 4, 2022 and November 11, 2022.

1.5	The institutional equity shareholders who voted on the resolutions sent/uploaded a scanned copy of the relevant board resolution/ authority letter, confirming that they were authorised to vote.

1.6	Voting rights of the equity shareholders have been reckoned in proportion to the equity shares of the paid-up equity share capital of the Bank as on the cut-off date i.e. Friday, November 18, 2022.

2. E-voting during the Meeting

2.1

After the announcement was made by the Chairman, Equity shareholders attending the Meeting through VC and who had not cast their vote earlier through remote e-voting, voted through the electronic voting facility provided by NSDL.

2.2

Based on the information and documents provided to me, the Management of the Bank had ensured compliance with the requirements of the Act and Rules relating to remote e-voting prior to the Meeting and e-voting during the Meeting on the resolution contained in the Notice of the Meeting.

My responsibility as Scrutinizer for the remote e-voting and e-voting during the Meeting is restricted to making a Scrutinizer’s Report of the votes cast in favour or against the resolution by the Equity Shareholders.

Address: B304, 3rd Floor, Eastern Business District, LBS Marg, Bhandup W, Mumbai - 400078

Email id: info@dgcs.co.in Mob: 8080452228

3. Counting Process

3.1

On completion of voting at the Meeting, NSDL provided me with the list of equity shareholders present at the Meeting to cast their votes, their holding details and details of votes cast on the resolution.

3.2

I unblocked the votes casted electronically on the e-voting system of NSDL in the presence of Ms. Pooja Jethwa, who is not in employment of the Bank and/or NSDL and downloaded the e-voting results. They have signed below in confirmation of the same.

3.3	I have scrutinized and reviewed the remote e-voting and votes tendered therein based on the data downloaded from the NSDL e-voting system

•	The result of remote e-voting provided by the Bank through NSDL, on the resolution is as follows:

(a)	Voted in favour of the resolution

Number of equity shareholders voted through remote e-voting	% of the total number of equity shareholders voted through remote e-voting	Number of valid votes cast by them (in terms of number of shares held)	% of total number of valid votes cast (in terms of number of shares held)
7,906	97.9192	3,74,46,26,029	99.6806

(b)	Voted against the Resolution

Number of equity shareholders voted through remote e-voting	% of the total number of equity shareholders voted through remote e-voting	Number of valid votes cast by them (in terms of number of shares held)	% of total number of valid votes cast (in terms of number of shares held)
168	2.0808	1,19,95,560	0.3194

(c)	Invalid/Abstained votes:

Total number of equity shareholders whose votes cast through remote e-voting were found to be Invalid/ Abstained	Total number of votes cast by them
0	0

Address: B304, 3rd Floor, Eastern Business District, LBS Marg, Bhandup W, Mumbai - 400078

Email id: info@dgcs.co.in Mob: 8080452228

•	The result of e-voting facility during the Meeting provided by the Bank through NSDL, on the Resolution is as follows:

Total number of equity shareholders present at the Meeting or by Authorized Representative	32
Total number of shares held by the equity shareholders present at the Meeting or by Authorized Representative	17165
Total number of equity shareholders present at the Meeting or by authorized representative who cast their votes by e-voting (other than persons who had cast their votes through remote e-voting)	32
Total numbers of votes cast by equity shareholders through e-voting (in terms of shares held)	17165

(a)	Voted in favour of the Resolution:

Number of equity shareholders voted through e-voting during the Meeting	% of the total number of equity shareholders voted through e-voting during the Meeting	Number of valid votes cast by them (in terms of number of shares held)	% of total number of valid votes cast (in terms of number of shares held)
29	90.6250	15,215	88.6396

(b)	Voted against the Resolution:

Number of equity shareholders voted through e-voting during the Meeting	% of the total number of equity shareholders voted through e-voting during the Meeting	Number of valid votes cast by them (in terms of number of shares held)	% of total number of valid votes cast (in terms of number of shares held)
3	9.3750	1,950	11.3604

(c)	Invalid/ Abstained Votes:

Total number of equity shareholders whose votes cast through remote e-voting during the Meeting were found to be Invalid/ Abstained	Total number of votes cast by them
0	0

Address: B304, 3rd Floor, Eastern Business District, LBS Marg, Bhandup W, Mumbai - 400078

Email id: info@dgcs.co.in Mob: 8080452228

•	Consolidated report on the results of remote e-voting and e-voting is as follows:

	Remote e-voting		e-voting at the Meeting		Total
Particulars	Number of equity shareholders	Number of votes cast by them	Number of equity shareholders	Number of votes cast by them	Number of equity shareholders	Number of votes cast by them
Total Valid Votes	8,074	3,75,66,21,589	32	17,165	8,106	37,56,63,8754
Total votes Cast in favour of the Resolution	7,906	3,74,46,26,029	29	15,215	7,935	37,44,64,1244
% of Votes cast in favour	97.9192	99.6806	90.6250	88.6396	97.8904	99.6806
Total votes Cast against the Resolution	168	1,19,95,560	3	1,950	171	1,19,97,510
% of votes cast against	2.0808	0.3194	9.3750	11.3604	2.1096	0.3194

(Detailed Report of remote e-voting and e-voting by the Equity shareholders of the Bank is attached herewith as an “Annexure-A”)

4. Result:-

As mentioned in the Notice to the Equity Shareholders, in accordance with the provisions of Sections 230-232 of the Companies Act, 2013, the Scheme shall be considered approved by the Equity Shareholders only if the resolution mentioned in the Notice has been approved by majority of persons representing three-fourth in value of the Equity shareholders through e-voting during the Meeting or by remote e-voting. Further, as per Rule 10(b) of the SEBI Master Circular on (i) Scheme of Arrangement by Listed Entities and (ii) Relaxation under Sub-rule (7) of rule 19 of the Securities Contracts (Regulation) Rules, 1957, the Scheme shall be acted only if the votes cast by the Public Shareholders in favour of the proposal are more than the number of votes cast by the public shareholders against it. I have prepared a separate report with regard to the result of the Meeting in respect of the public shareholders.

In view of the above scrutiny, I hereby certify that the above resolution has been passed with requisite statutory majority on Friday, November 25, 2022.

Address: B304, 3rd Floor, Eastern Business District, LBS Marg, Bhandup W, Mumbai - 400078

Email id: info@dgcs.co.in Mob: 8080452228

The electronic data files pertaining to remote e-voting and e-voting conducted at the Meeting are being handed over to the Company Secretary of the Bank for safekeeping.

I thank you for the opportunity given to act as a scrutinizer for the above-mentioned e-voting process of the Bank.

Thanking you

Yours faithfully,

For Dhawal Gadda& Co

Practicing Company Secretaries

Sd/-

Dhawal Gadda

[Practicing Company Secretary & Scrutinizer appointed by the NCLT for the Meeting of the Equity Shareholders]

FCS 8955/ COP: 10394

Date: 25- November- 2022

Place: Mumbai

UDIN: F008955D002247202

Witness -

Name: Miss Pooja Jethwa

Address- B304, 3rd Floor, Eastern Business

District, LBS Marg,

Bhandup W, Mumbai – 400078

Signature Sd/-

Counter signed by:

Signature: Sd/-

Mr. Gautam Doshi,

Chartered Accountant,

Chairman appointed by Hon’ble NCLT for the Meeting

Address: B304, 3rd Floor, Eastern Business District, LBS Marg, Bhandup W, Mumbai - 400078

Email id: info@dgcs.co.in Mob: 8080452228

FORM No. MGT-13

Report of Scrutinizer(s)

[Pursuant to Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 and Regulation 44 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with amendments made thereto]

To,

HDFC Bank Limited

HDFC Bank House Senapati Bapat Marg,

Lower Parel W Mumbai MH 400013

Meeting of Equity Shareholders of HDFC Bank Limited (hereinafter referred to as “the Bank” / “Applicant Company”) (CIN: - L65920MH1994PLC080618) convened pursuant to the order dated October 14, 2022 passed by the Hon’ble National Company Law Tribunal, Mumbai Bench, Mumbai (“NCLT”) in the Company Scheme Application No.200 of 2022.

Report of Scrutinizer on remote e-voting process and e-voting by the Public Shareholders conducted during the NCLT convened Meeting of Equity Shareholders of the Bank held on Friday, November 25, 2022, at 02:30 p.m. (1430 hours) IST through Two-way Video Conference (‘VC’) (hereinafter the referred to as “Meeting”).

Ref:- Composite Scheme of Amalgamation among HDFC Investments Limited and HDFC Holdings Limited and Housing Development Finance Corporation Limited (“HDFC Limited”) and the Bank and their respective Shareholders and Creditors (“Scheme”) pursuant to the provisions of Section 230-232 of the Companies Act, 2013 (“Companies Act”) and the other applicable provisions thereof and applicable rules thereunder.

Dear Sir,

I, Dhawal Gadda, proprietor of Dhawal Gadda & Co., Company Secretaries, have been appointed by the Hon’ble NCLT vide its Order dated October 14, 2022 (“Order”) as Scrutinizer for the purpose of scrutinizing the remote e-voting including e-voting during the Meeting and ascertaining the requisite majority on e-voting carried out as per Section 108 of the Companies Act, read with Rule 20 of the Companies (Management and Administration) Rules, 2014 (the “Rules”) and Regulation 44 of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), read with amendments made thereto on the business set out in the notice dated October 17, 2022 (“the Notice”) convening the Meeting for the purpose of considering the Scheme and approving it.

Further, by way of the Order, I have been directed to submit a separate report to the Chairman of the Bank or to the person so authorized by him, with regard to the result of the remote e-voting and e-voting during the Meeting in respect of the public shareholders. Accordingly, I hereby submit my report as follows, with regard to the result of remote e-voting and e-voting during the VC Meeting in respect of the Public Shareholders:

The Bank availed facility of e-voting (which includes remote e-voting and e-voting during the Meeting of Equity Shareholders) from National Securities Depository Limited (“NSDL”)

Address: B304, 3rd Floor, Eastern Business District, LBS Marg, Bhandup W, Mumbai - 400078

Email id: info@dgcs.co.in Mob: 8080452228

1. Remote e-voting

1.1

The Bank had provided the remote e-voting facility to the Public Shareholders of the Bank through NSDL. The Bank had uploaded the Notice containing the business to be transacted on the website of the Bank and NSDL and also on the website of the stock exchanges i.e. BSE Limited and National Stock Exchange of India Limited, to facilitate inter alia its public shareholders to cast their vote through remote e-voting.

1.2

The voting period for remote e-voting commenced on Tuesday, November 22, 2022, at 9.00 a.m. (0900 hours) IST and ended on Thursday, November 24, 2022, at 5.00 p.m. (1700 hours) IST. The remote e-voting module was disabled by NSDL for voting thereafter.

1.3

The Notice containing the detailed procedure to be followed by inter alia the public shareholders who were desirous of casting their votes electronically as provided under Rule 20 of the Rules read with amendments thereto and MCA circulars were sent to all the equity shareholders whose names were appearing in the register of members/list of beneficial owners as on Friday, September 30, 2022 (i) through electronic mode to those public shareholders whose e-mail addresses are registered with Datamatics Business Solutions Private Limited (hereinafter referred to as “Datamatics”), Registrar and Share Transfer Agent of the Bank and/or the concerned depositories; and (ii) through speed post/registered post/ air mail, physically, to those public shareholders who have not registered their e-mail addresses with Datamatics and/or the concerned depositories.

1.4

Pursuant to the Order, the Bank has advertised the Notice in the manner and form directed by the Hon’ble Tribunal, in one issue each of Business Standard (All editions) in the English language and Marathi translation thereof in Navshakti (Mumbai Edition) on October 22, 2022. Additionally, in compliance with the Master Direction – Amalgamation of Private Sector Banks, Directions, 2016 issued by the RBI, the Bank has issued newspaper advertisements once in a week for three consecutive weeks in Mumbai edition of the Business Standard in the English language and Marathi translation thereof in Navshakti on October 29, 2022;November 4, 2022 and November 11, 2022.

1.5	The institutional public shareholders who voted on the resolutions sent/uploaded a scanned copy of the relevant board resolution/ authority letter, confirming that they were authorised to vote.

1.6

Voting rights of inter alia the Public shareholders have been reckoned in proportion to the equity shares of the paid-up equity share capital of the Bank as on the cut-off date i.e. Friday, November 18, 2022.

2. E-voting during the Meeting

2.1

After the announcement was made by the Chairperson, Public shareholders attending the Meeting through VC and who had not cast their vote earlier through remote e-voting, voted through the electronic voting facility provided by NSDL.

2.2

Based on the information and documents provided to me, the Management of the Bank had ensured compliance with the requirements of the Act and Rules relating to remote e-voting prior to the Meeting and e-voting during the Meeting on the resolution contained in the Notice of the Meeting.

My responsibility as Scrutinizer for the remote e-voting and e-voting during the Meeting is restricted to making a Scrutinizer’s Report of the votes cast in favour or against the resolution by the Public Shareholders.

Address: B304, 3rd Floor, Eastern Business District, LBS Marg, Bhandup W, Mumbai - 400078

Email id: info@dgcs.co.in Mob: 8080452228

3. Counting Process

3.1

On completion of voting at the Meeting, NSDL provided me with the list of public shareholders present at the Meeting to cast their votes, their holding details and details of votes cast on the resolution.

3.2

I unblocked the votes cast electronically on the e-voting system of NSDL in the presence of Ms. Pooja Jethwa, who is not in employment of the Bank and/or NSDL and downloaded the e- voting results. They have signed below in confirmation of the same.

3.3	I have scrutinized and reviewed the remote e-voting and votes tendered therein based on the data downloaded from the NSDL e-voting system

•	The result of remote e-voting provided by the Bank through NSDL, on the resolution is as follows:

(a)	Voted in favour of the resolution

Number of public shareholders voted through remote e-voting	% of the total number of public shareholders voted through remote e-voting	Number of valid votes cast by them (in terms of number of shares held)	% of total number of valid votes cast (in terms of number of shares held)
7,903	97.9184	2,58,00,00,195	99.9535

(b)	Voted against the Resolution

Number of public shareholders voted through remote e-voting	% of the total number of public shareholders voted through remote e-voting	Number of valid votes cast by them (in terms of number of shares held)	% of total number of valid votes cast (in terms of number of shares held)
168	2.0816	1,19,95,560	0.4628

(c)	Invalid/Abstained votes:

Total number of public shareholders whose votes cast through remote e-voting were found to be Invalid/ Abstained	Total number of votes cast by them
0	0

Address: B304, 3rd Floor, Eastern Business District, LBS Marg, Bhandup W, Mumbai - 400078

Email id: info@dgcs.co.in Mob: 8080452228

•	The result of e-voting facility during the Meeting provided by the Bank through NSDL, on the Resolution is as follows:

Total number of public shareholders present at the Meeting or by Authorized Representative	32
Total number of shares held by the public shareholders present at the Meeting or by Authorized Representative	17165
Total number of public shareholders present at the Meeting or by authorized representative who cast their votes by e-voting (other than persons who had cast their votes through remote e-voting)	32
Total numbers of votes cast by public shareholders through e-voting (in terms of shares held)	17165

(a)	Voted in favour of the Resolution:

Number of public shareholders voted through e-voting	% of the total number of public shareholders voted through e-voting	Number of valid votes cast by them (in terms of number of shares held)	% of total number of valid votes cast (in terms of number of shares held)
29	90.6250	15,215	88.6396

(b)	Voted against the Resolution:

Number of public shareholders voted through E-voting	% of the total number of public shareholders voted through e-voting	Number of valid votes cast by them (in terms of number of shares held)	% of total number of valid votes cast (in terms of number of shares held)
3	9.3750	1,950	11.3604

(c)	Invalid/ Abstain Votes:

Total number of public shareholders whose votes cast through remote e-voting were found to be Invalid/ Abstained	Total number of votes cast by them
0	0

Address: B304, 3rd Floor, Eastern Business District, LBS Marg, Bhandup W, Mumbai - 400078

Email id: info@dgcs.co.in Mob: 8080452228

•	Consolidated results of the Remote E-voting and E-voting of the Meeting are as follows:

	Remote e-voting		e-voting during the Tribunal Convened Meeting		Total
Particulars	Number of public shareholders	Number of votes cast by them	Number of public shareholders	Number of votes cast by them	Number of public shareholders	Number of votes cast by them
Total Valid Votes	8,071	2,59,19,95,755	32	17,165	8,103	2,59,20,12,920
Total votes cast in favour of the Resolution	7,903	2,58,00,00,195	29	15,215	7,932	2,58,00,15,410
% of Votes cast in favour	97.9184	99.5372	90.6250	88.6396	97.8896	99.5371
Total votes cast against the Resolution	168	1,19,95,560	3	1,950	171	1,19,97,510
% of votes Cast against	2.0816	0.4628	9.3750	11.3604	2.1103	0.4628

(Detailed Report of remote e-voting and e-voting by the Public shareholders of the Bank is attached herewith as an “Annexure-A”)

4. Result:-

As mentioned in the Notice to the equity shareholders, in accordance with the provisions of Sections 230-232 of the Companies Act, the Scheme shall be considered approved by the equity shareholders only if the resolution mentioned in the Notice has been approved by majority of persons representing three-fourth in value of the equity shareholders through e-voting during the Meeting or by remote e-voting. Further, as per Rule 10(b) of the SEBI Master Circular on (i) Scheme of Arrangement by Listed Entities and (ii) Relaxation under Sub-rule (7) of rule 19 of the Securities Contracts (Regulation) Rules, 1957, the Scheme shall be acted only if the votes cast by the Public Shareholders in favour of the proposal are more than the number of votes cast by the public shareholders against it.

In view of the above scrutiny and pursuant to Order issued by Hon’ble National Company Law Tribunal, Mumbai Bench, Mumbai (“NCLT”), dated October 14, 2022, I hereby certify and submit this additional report containing result of the remote e-voting and e-voting during the VC meeting in respect of the public shareholders. I further certify that the above resolution has been passed with the requisite statutory majority of public shareholders on Friday, November 25, 2022.

Address: B304, 3rd Floor, Eastern Business District, LBS Marg, Bhandup W, Mumbai - 400078

Email id: info@dgcs.co.in Mob: 8080452228

The electronic data files pertaining to remote e-voting and e-voting conducted at the Meeting are being handed over to the Company Secretary/Chairperson of the Meeting for safekeeping.

I thank you for the opportunity given to act as a scrutinizer for the above-mentioned e-voting process of the Bank.

Thanking you

Yours faithfully,

For Dhawal Gadda & Co

Practicing Company Secretaries

Sd/-

Dhawal Gadda

[Practicing Company Secretary & Scrutinizer appointed by the NCLT for the Meeting of the Equity Shareholders]

FCS 8955/ COP: 10394

Date: 25- November- 2022

Place: Mumbai

UDIN: F008955D002247400

Witness:

Name: Miss Pooja Jethwa

Address- B304, 3rd Floor, Eastern Business

District, LBS Marg,

Bhandup W, Mumbai – 400078

Signature Sd/-

Counter signed by:

Signature: Sd/-

Mr. Gautam Doshi,

Chartered Accountant,

Chairman appointed by Hon’ble NCLT for the Meeting

Address: B304, 3rd Floor, Eastern Business District, LBS Marg, Bhandup W, Mumbai - 400078

Email id: info@dgcs.co.in Mob: 8080452228